Exhibit 99(a)(1)(C)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.

IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,

KINDLY DISREGARD THIS NOTICE.

November 22, 2016

Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by FS Investment Corporation IV (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s Class T common stock (“Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to the net offering price per Share determined as of January 4, 2017 minus any applicable contingent deferred sales charge (as described in Section 1 of the Offer to Purchase). The net offering price as of November 16, 2016, the date of the Company’s most recent closing, was $10.9047 per Share, but the net offering price determined as of January 4, 2017 may be higher or lower than such amount. The Offer period will begin on or before November 29, 2016 and end at 5:00 P.M., Central Time, on December 29, 2016. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about January 4, 2017.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT THE NET OFFERING PRICE PER SHARE DETERMINED AS OF JANUARY 4, 2017, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the net offering price per Share determined as of January 4, 2017, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to the number of Shares that the Company can repurchase with the proceeds it receives from the issuance of Shares under its distribution reinvestment plan prior to expiration of the Offer.

All requests to tender Shares must be received in good order by the Company, at the address below, by 5:00 P.M., Central Time, on December 29, 2016.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:

FS Investment Corporation IV c/o DST Systems, Inc. P.O. Box 219095 Kansas City, MO 64121-9095	FS Investment Corporation IV c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105

If you have any questions, please call your financial advisor or call the Company at (877) 628-8575.

Sincerely,

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation IV